June 26, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Owen Pinkerton
Senior Counsel

Re: Hotel Outsource Management International, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-50306
Filed on May 31, 2006

Dear Mr. Pinkerton:

We are in receipt of your letter dates June 22, 2006, and would like to respond as follows:

1.	We have expanded our disclosure to provide more background as to why Messrs Bahry and Tamir were selected by the Majority Stockholders to be removed from the Board of Directors;

2.
You have noted that a total of 48 shareholders have agreed to vote for the actions enumerated in the Information Statement. Originally, a few shareholders of HOMI, unhappy with the direction of the company, researched HOMI’s bylaws and noted that, pursuant to Section 3.4, a majority of shareholders could demand the removal of directors either with or without cause. Each contacted a few shareholders with whom he/she/it had a previous relationship to discuss the matter. Subsequently, that second group of shareholders contacted additional shareholders. There was not an organized group of shareholders contacting all the shareholders of HOMI, nor was there at any time, an attempt to solicit shareholders to get them to vote a certain way. No shareholders were requested to give proxies to any other shareholders. Although both Ariel Almog and Jacob Ronnel, the COO/Secretary and CEO/President of HOMI, respectively, are part of the Majority Stockholders, neither solicited any other shareholders to vote in favor of the removal of two of HOMI’s current directors;

3.
With regard to the private offering of HOMI common stock in February 2006, the offering was conducted by submission of an offering memorandum to HOMI shareholders. The memorandum was drafted to meet the disclosure requirements of a registration statement under the Securities Act of 1933. The memorandum included HOMI’s audited financial statements. There were a total of 32 investors, as such term is defined in Rule 501(e).

It is HOMI’s belief that all offerees were either sophisticated or accredited. Since HOMI’s common stock is a “penny stock,” as defined by Rule 15g-9 of the Securities and Exchange Act of 1934, and investors in this offering were all persons or entities who had previously invested in HOMI, such investors were familiar with the company, and had previously invested in a “penny stock” thus having investment experience specific to HOMI, as well as general sophistication which had allowed such persons to make their initial investments. In addition, as shareholders of HOMI, investors were in possession of previous HOMI filings. All investors were given the contact information for the company and its President, Jacob Ronnel, and were offered the opportunity to contact Mr. Ronnel and to inspect the company’s corporate books and records.

In addition to the exemption under Section 4(2), this offering was exempt under Rule 506. There were a total of 32 investors as defined in Rule 501(c). HOMI believes that each sophisticated investor had such knowledge and experience in financial and business matters that he/she was capable of evaluating the merits and risks of the investment. All offerees received HOMI’s audited financial statements. Each investor completed a subscription agreement in which he/she acknowledged that he/she was purchasing the securities and that the stock would bear restrictive legends. In its offering memorandum, HOMI informed investors that the stock was not being registered, and could not be resold unless the stock was registered under the Securities Act of 1933 or an exemption thereof. The offering memorandum also informed investors that the shares would bear legends restricting their transfer.

As mentioned previously, there was no general solicitation or advertisement with this offering. All securities purchased had restrictive legends thereon, thereby prohibiting such securities to be filtered down to the investing public without a subsequent 1933 Act registration. All officers and investors were pre-existing shareholders of HOMI; the offering was not made to anyone who was not a shareholder of HOMI.

Further, a total of 6,000,000 shares were offered, and each shareholder only had the opportunity to purchase 1 share for each 5.028 shares held as of the record date. Such provisions limited the risk of smaller shareholders. HOMI raised a total of $1.5 million in this offering.

Please contact me with any further questions you may have.

Very truly yours,

/s/Andrea I. Weinstein
Andrea I. Weinstein

AIW: lr